Exhibit 4.3

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NOKIA STOCK OPTION PLAN 2007

I TERMS AND CONDITIONS OF STOCK OPTIONS

1. Stock Options to be granted

1.1. Nokia Corporation (the “Company”) will grant the maximum of 20 000 000 stock options entitling to the subscription for the maximum of 20 000 000 of Nokia shares.

1.2. The stock options will be offered to the personnel of Nokia Group (the “Participants”), as resolved by the Board of Directors of Nokia. It is proposed that shareholders’ pre-emptive rights to share subscription be deviated from since the stock options are intended to form a part of the equity based incentive program of Nokia Group.

1.3. The stock options will be granted free of charge.

1.4. The stock options may be granted no later than December 31, 2010 or any earlier date as determined by the Board of Directors.

1.5. The Company will notify each Participant of the grant of stock options.

2. Stock Option Sub-categories

The stock options will be divided into sub-categories so that those stock options that have equal exercise price and expiry date of the exercise period form one sub-category. The sub-categories will be denominated with a title that indicates the time of the pricing and the time of grant, for example: “2007 2Q” or “2008 1Q”

The Board of Directors will determine how the granted stock options will be divided into the sub-categories.

3. Non-Transferability

The stock options are non-transferable to a third party by the Participant and may be exercised for shares only.

4. Other Restrictions pertaining to the Stock Options

4.1. Should a Participant cease to be employed by a company belonging to Nokia Group for any reason other than retirement or permanent disability, as defined by the Company, or death, the Company is entitled to redeem without consideration all the stock options held by such Participant, which remain unexercised as of the termination of employment. The Board of Directors can give further guidelines how the company utilizes this right.

4.2. Should a Participant cease to be employed by a company belonging to Nokia Group due to death of the Participant, the Company is entitled to redeem without consideration all the stock

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options held by the deceased Participant, which remain unexercised one year after the date of death.

4.3. The Company may resolve that in cases of voluntary and/or statutory leave of absence of the Participant and in other corresponding circumstances the Company has the right to defer the commencement of the exercise period of the stock options and/or redeem the stock options without consideration from the Participant.

II TERMS AND CONDITIONS OF STOCK OPTION EXERCISE

1. Right to Exercise Stock Options

1.1. Each stock option entitles the Participant to subscribe for one new share issued by the Company.

The Board of Directors has, however, the right to determine that existing shares held by the Company are used for share subscriptions after the record date for dividends each year.

1.2. Stock options may be exercised only after the exercise period of each stock option has commenced.

2. Exercise Period and Exercise Price

2.1. The exercise period shall begin no earlier than July 1, 2008 and end no later than December 31, 2015.

The exercise period for each sub-category of stock options shall be determined on a quarterly basis. Within each sub-category the exercise period commences in 13 lots, staggered. For the first lot of stock options within each sub-category, the exercise period will commence after one year has passed from the end of that calendar quarter, during which the sub-category was denominated. For the remaining lots the exercise period will commence on a quarterly basis thereafter. The first lot comprises of 25 % of the stock options under the sub-category in question and the remaining 12 lots of 6.25 % each. The exercise period for all lots under a sub-category will end simultaneously as five years have passed from the end of that calendar year, during which the sub-category was denominated.

However, in case of death of the Participant, the Board of Directors may resolve to deviate from the above principles regarding the commencement of the exercise period, in the manner determined by the Board.

2.2. The exercise price for each sub-category of stock options will be determined on a quarterly basis. The exercise price for each sub-category of stock options will be equal to the trade volume weighted average price of the Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter on which the sub-category was denominated.

2.3. The table below illustrates as an example the dates relating to the sub-category “2007 2Q”. The exercise periods and the exercise prices for the other sub-categories shall be determined correspondingly.

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Sub-category: 2007 2Q
Lot	% of the Lot out of the whole Sub-category	Determination of Exercise Price	Commencement of Exercise Period	End of Exercise Period (Expiry Date)
1	25%	May 7 – 11, 2007	Jul. 1, 2008	Dec. 31, 2012
2	6.25%	May 7 – 11, 2007	Oct. 1, 2008	Dec. 31, 2012
3	6.25%	May 7 – 11, 2007	Jan. 1, 2009	Dec. 31, 2012
4	6.25%	May 7 – 11, 2007	Apr. 1, 2009	Dec. 31, 2012
5	6.25%	May 7 – 11, 2007	Jul. 1, 2009	Dec. 31, 2012
6	6.25%	May 7 – 11, 2007	Oct. 1, 2009	Dec. 31, 2012
7	6.25%	May 7 – 11, 2007	Jan. 1, 2010	Dec. 31, 2012
8	6.25%	May 7 – 11, 2007	Apr. 1, 2010	Dec. 31, 2012
9	6.25%	May 7 – 11, 2007	Jul. 1, 2010	Dec. 31, 2012
10	6.25%	May 7 – 11, 2007	Oct. 1, 2010	Dec. 31, 2012
11	6.25%	May 7 – 11, 2007	Jan. 1, 2011	Dec. 31, 2012
12	6.25%	May 7 – 11, 2007	Apr. 1, 2011	Dec. 31, 2012
13	6.25%	May 7 – 11, 2007	Jul. 1, 2011	Dec. 31, 2012

2.4. The exercises shall be made at the subscription agent determined by the Company. Payment of the shares shall be made to the Company prior to the release of the shares pursuant to the instructions given by the Company. The Company shall determine all procedural matters applicable to the exercise and the payment of the shares.

2.5. Should the Annual General Meeting in accordance with the proposal of the Board of Directors decide to distribute a special dividend constituting a deviation from the customary dividend policy of the Company, the amount of this special dividend will be deducted from the previously determined exercise price. The Board of Directors will specify in its proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.

3. Shareholder Rights

Shares will be eligible for dividend regarding the financial year in which the exercise takes place. Other shareholder rights will commence on the date on which the exercise is entered in the Trade Register.

If existing shares held by the Company are used for share subscriptions those shares shall have all shareholder rights and dividend rights from the exercise date.

4. Issue of Shares, Stock Options and other Special Rights before Exercise

Should the Company, prior to the exercise of stock options, issue new shares, stock options or other special rights to all shareholders, the Participants shall have the same or equal right as the shareholders to participate in such an issue. Equality will be implemented in the manner resolved by the Board of Directors so that the number of shares, which may be received at exercise of each sub-category of stock options, the exercise prices or both, will be amended.

5. Rights of Participants in certain Cases

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5.1 The Company’s decision to cancel existing shares held by the Company prior to stock option exercise will not affect the right to exercise stock options.

5.2. Should the Company, prior to the commencement of the exercise period, be placed into liquidation, the Participants will be given the right to exercise such stock options for which the exercise period has commenced, within a period prior to the commencement of the liquidation as resolved by the Board of Directors.

5.3. Should the Company resolve to merge with another existing company or merge with a company to be formed or, should the Company resolve to be demerged, the Participants will be given the right to exercise all their stock options for share subscription or to convert their stock options into stock options issued by the other company, on such terms and within such a time period prior to the merger or demerger, as resolved by the Board of Directors. Following the closing of the merger or division, any rights to exercise stock options for share subscription or to convert the stock options will lapse. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state. This provision constitutes an agreement relating to the right and the conditions of redemption referred to in Chapter 16, Section 13 and Chapter 17, section 13 of the Companies Act.

5.4. Should the Company, before the end of the exercise period, make a resolution to acquire its own shares through an offer to all the shareholders, the Company shall be obliged to make an equal offer to the Participants in respect of stock options, for which the exercise period has commenced. If the Company acquires its own shares in any other manner, no measures will need to be taken in relation to the stock options.

5.5. Should a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the articles of association of the Company or the Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, then the Participants may, notwithstanding the transfer restriction resolved under section I.3 above, transfer all of their stock options.

Should a shareholder under the Companies Act have the right to redeem the shares from the other shareholders of the Company, the Participants shall have a corresponding obligation to that of the shareholders to transfer all of their stock options for redemption.

The Board of Directors may, however, in any of the situations resolved in this section, also give the Participants an opportunity to exercise all of their stock options or to convert them into stock options issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board of Directors. At the close of this period set by the Board of Directors, all rights to the exercise of stock options or to a conversion of stock options shall lapse.

5.6. Should the Company be changed from a public limited company into a private limited company, the terms and conditions of the stock options will not be amended.

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III OTHER TERMS AND CONDITIONS

1. These terms and conditions are governed by the laws of Finland. Disputes arising out of the stock options will be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

2. The receipt of stock options does not constitute a term or condition of the Participant’s employment contract and the stock options do not form a part of the Participant’s salary or benefit of any kind. During their employment or thereafter, the Participants will not be entitled to compensation on any grounds from any Nokia Group company in respect of the stock options.

3. The Company will have the right to take any measures it deems necessary to administer the stock option plan and to meet any payment or other obligations in respect of the stock options.

4. If a Participant breaches these terms and conditions or any related instructions given by the Company, the Company has the right to redeem without consideration all stock options from such Participant.

5. In the event of conflict, the Finnish language version of these terms and conditions shall prevail.

6. The Board of Directors is authorized to make other than material amendments to these terms and conditions. The Board of Directors shall resolve on all other matters relating to the stock options as well as their exercise and it may also give binding instructions to the Participants. The Company has the sole power to interpret these terms and conditions.

7. Any notices to the Participants relating to this stock option plan shall be made in writing, electronically or any other manner as determined by the Company.

8. The documentation for the stock options referred to in the Finnish Companies Act may be viewed at the Company’s head office in Espoo, Finland.